Mail Stop 6010

February 4, 2008

Frank Greico
Chief Executive Officer
Auriga Laboratories, Inc.
5284 Adolfo Road
Camarillo, CA 93012

> **Re:** **Auriga Laboratories, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form SB-2**
> **Filed January 31, 2008**
> **File No. 333-148295**

Dear Mr. Greico:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 111

Summary Compensation Table, page 111

1. We note that in response to our prior Comment 2, you replaced the 2006 compensation disclosure in your Summary Compensation Table with 2007 compensation disclosure. Item 402(b)(1) of Regulation S-B required that the Summary Compensation Table provide compensation disclosure for the issuer's last two completed fiscal years. Because your initial registration statement disclosed 2006 compensation that complied with the new executive compensation

rules, you are now required to include both 2006 and 2007 compensation disclosure in your Summary Compensation Table. Please see the answer to Question 4 in the "Executive Compensation and Related Person Disclosure Transition Questions and Answers." Please revise your filing in order to disclose both 2006 and 2007 compensation information in your Summary Compensation Table.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William B. Barnett, Esq.
        Law Offices of William B. Barnett
        21550 Oxnard Street, Suite 200
        Woodland Hills, CA 91367